EXHIBIT 99.1

Brookfield Renewable Announces Early Termination Of Existing Normal Course Issuer Bid And Intention To Make New Normal Course Issuer Bid

All amounts in US dollars unless otherwise indicated

BROOKFIELD, News, Dec. 10, 2019 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced that it has terminated its existing normal course issuer bid for its limited partnership units (“Units”) effective following the close of markets on December 11, 2019 and that the Toronto Stock Exchange (the “TSX”) has accepted a notice filed by Brookfield Renewable of its intention to commence a new normal course issuer bid for its Units. Brookfield Renewable believes that in the event that its Units trade in a price range that does not fully reflect their intrinsic value, the acquisition of Units may represent an attractive use of available funds.

Brookfield Renewable is authorized to repurchase up to 8,900,000 Units, representing approximately 5% of its issued and outstanding Units. At the close of business on December 6, 2019, there were 178,945,449 Units issued and outstanding. Under the normal course issuer bid, Brookfield Renewable may purchase up to 47,001 Units on the TSX during any trading day, which represents 25% of the average daily trading volume of 188,006 Units on the TSX for the six months ended November 30, 2019, calculated in accordance with the rules of the TSX. Repurchases are authorized to commence on December 12, 2019 and will terminate on December 11, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date.

Under its existing normal course issuer bid that commenced on December 31, 2018 and would have terminated on December 30, 2019, Brookfield Renewable previously sought and received approval from the TSX to purchase up to 8,900,000 Units. Brookfield Renewable has not purchased any Units under its existing normal course issuer bid in the past 12 months.

All purchases will be made through the facilities of the TSX, the NYSE and/or Canadian and U.S. alternative trading systems, if eligible, and all Units acquired under the normal course issuer bid will be cancelled. Repurchases will be subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended, as well as applicable Canadian securities laws.

From time to time, when Brookfield Renewable does not possess material non-public information about itself or its securities, it may enter into an automatic purchase plan with its broker to allow for the purchase of Units, subject to certain trading parameters, at times when Brookfield Renewable ordinarily would not be active in the market due to its own internal trading blackout periods and insider trading rules or otherwise. Any such plans entered into with Brookfield Renewable’s broker will be adopted in accordance with applicable Canadian and U.S. securities laws including the requirements of Rule 10b5-1 under the United States Securities Exchange Act of 1934, as amended.  Outside of these periods, Units will be repurchased in accordance with management’s discretion and in compliance with applicable law.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms.  Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 18,000 megawatts of installed capacity and an 8,000 megawatt development pipeline.  Brookfield Renewable is listed on the New York and Toronto stock exchanges.  Further information is available at https://bep.brookfield.com.  Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $500 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:

Media:	Investors:
Claire Holland	Divya Biyani
Vice President – Communications	Director – Investor Relations
(416) 369-8236	(416) 649-8172
claire.holland@brookfield.com	divya.biyani@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “believes” and “may” or variations of such words and phrases and include statements regarding potential future purchases by Brookfield Renewable. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of the Units or the stock exchanges generally; and other risks and factors described in the documents filed by Brookfield Renewable with securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Renewable’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.

Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.